

February 22, 2013

Via E-mail
Chin Yung Kong
China Xibolun Technology Holdings Corporation
No.587, 15th Road, 3rd Avenue,
Binhai Industrial Park, Eco & Tech Development Zone,
Wenzhou, China
Postal Code: 325088

> **Re:** **China Xibolun Technology Holdings Corporation**
> **Form 10-K for the fiscal year ended April 30, 2012**
> **Filed July 25, 2012**
> **File No. 000-54539**

Dear Mr. Kong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis or Plan of Operation

Plan of Operations, page 22

1. In future Exchange Act periodic reports, please specifically discuss the steps you have taken to implement your business plan. If no steps have been taken, please affirmatively state.

2. Please revise your disclosure in this section in future Exchange Act periodic reports to describe in greater detail the company's plan of operation for the next fiscal year**.** Please provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Also, explain how the company intends to meet each of the milestones if it cannot receive funding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Man Yam, Esq.
        Bernard & Yam, LLP